

December 16, 2016

BY EMAIL

Mary Jo Ardington
Associate General Counsel
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

      Re: Lincoln Life Variable Annuity Account N
              Lincoln New York Account N for Variable Annuities
              Initial Registration Statements on Form N-4
              File Nos. 333-214235, 333-214256

Dear Ms. Ardington:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on October 25th and 26th 2016. Comments are based upon the courtesy copies of the filings provided to the staff. Unless otherwise indicated, the comments below apply to filing 333-214235; please make conforming changes to the other filing referenced above, as applicable. Based on our review, we have the following comments.

1. **Fee Tables** (p. 5)

   a. In the contractowner transaction expenses table, please disclose whether there is a transfer charge, and, if so, the amount of the charge.

   b. Please provide further disclosure in the periodic charges table section clarifying that the Core Income Benefit rider and i4Life Advantage rider cannot be held at the same time. Clarify here that Core Income Benefit cannot be held in combination with any annuity payout option (see p. 21).

   c. The format of the fee table suggests that there are fees for each death benefit. Please revise to clarify that the different death benefit choices result in differing product charge percentages.

   d. *Optional Table B, note 1.* Please clarify how average Account Value is calculated (*i.e.*, explain the time period over which the average is calculated).

2. **Summary of Common Questions**

   a. Please add separate Q&As explaining the Account Value Death Benefit and the Guarantee of Principal Death Benefit. Include a discussion of when and how to elect these benefits and when they are effective. Explain which death benefit is part of the base contract. Add corresponding disclosure to the later sections of the prospectus discussing these benefits in detail.

   b. Please add a Q&A to explain that the Core Income Benefit and optional i4Life Advantage rider cannot be elected together.

   c. Add a Q&A disclosing the timing considerations investors should consider with regard to any transition from the Core Income Benefit rider to the optional i4LIFE Advantage rider.

3. **I4LIFE Advantage Charge** (p. 13)

   In the second paragraph, the registrant states "[t]hese charge rates replace the Separate Account Annual Expenses for the base contract." Please delete or redraft the sentence in plain English. How does an investor ascertain what is meant by Separate Account Annual Expenses or the base contract?

4. **Rebalancing Service** (p. 19)

   In the discussion of the rebalancing service, please add disclosure instructing contractowners that they should consult with their registered representative or financial professional with regard to portfolio rebalancing and asset allocation in general.

5. **Account Value Death Benefit** (p. 20)

   Please add further disclosure to the Account Value Death Benefit section clarifying, if true, that it is the default death benefit, applicable unless the optional Guarantee of Principal Death Benefit is selected. For example, the disclosure says "[t]he Account Value Death Benefit is not available for election at contract issue. It is only available under certain circumstances as described below." Does it really require an election or is it the default death benefit? What death benefit applies at contract issue? Do not cross reference disclosure described in later sections. Make the Account Value Death Benefit a stand-alone section.

6. **i4LIFE Advantage**

   At the top page 25, the registrant states that i4LIFE Advantage "may be elected at any time before any other Annuity Payout option under this contract is elected . . . ." This statement is confusing given that the Core Income Benefit must be purchased at the time of purchase of the contract. Therefore, i4LIFE Advantage could not be elected before the Core Income Benefit. Also, add further disclosure discussing the timing considerations investors should consider with regard to any transition from the default Core Income Benefit rider to the optional i4LIFE Advantage rider.

7. **Prospectus Rate Sheet Disclosure**

Please include an appendix to the prospectus with the historic rates of the riders subject to the Rate Sheet, when appropriate.

8. **Rate Sheet Supplements**

a. In the second sentence of the first paragraph of the overview, the disclosure states that the Rate Sheet "will replace and supersede any previously issued Rate Sheet(s) . . . ." This suggests that a new rate could supersede the prior rate before the termination date specified in the prior supplement. Please revise this sentence to reflect the fact that the Rate Sheet has a specified term and any subsequent Rate Sheet would become applicable only after the termination date specified in the prior Rate Sheet.

b. In the Rate Sheet supplements for both filings, the disclosure states that "[w]e are under no obligation to notify you that this Rate Sheet is no longer in effect." Please remove this sentence from both the bolded paragraphs as the date given in the Rate Sheets should be controlling.

c. Please add disclosure stating that all Rate Sheets will be filed with the Securities and Exchange Commission ("Commission") and can be viewed on the Commission's website.

d. Confirm that rate changes disclosed through Rate Sheets will be filed under rule 497. Also, please confirm that any other changes to the rate sheet will be included in a post-effective amendment filed under rule 485(a).

9. **Powers of Attorney**

Please provide powers of attorney that relate specifically to the registration statements as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

10. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in pre-effective amendments.

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office